Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: American Electric Power Company, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

American Electric Power Company, Inc. [NYSE:AEP]: Due to the Company’s Failure to Set Adequate Net Zero by 2050 Targets, Make the Near-Term Shifts in Capital Allocation and Investment Necessary to Decarbonize in Alignment with a 1.5°C pathway, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST Chair and Chief Executive Officer Nicholas K. Akins (Item 1.01), and
●	Vote AGAINST Lead Director Sara Martinez Tucker (Item 1.11)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

American Electric Power (“AEP”) is the fourth-largest producer of carbon dioxide emissions among investor-owned utilities in the U.S.[1] and ninth-largest investor-owned utility measured by power generated.[2] AEP’s generating capacity portfolio is majority coal-fueled, and in 2020 AEP relied on coal for 50% of its owned net generation.[3] The company is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net zero transition.”[4]

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the U.S.[5] The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,[6] and their capital investments in electric power infrastructure have the potential to lock in emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, and GHG emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable.

Target setting

Net zero commitment by no later than 2050 for power production	✓
Net zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Robust interim targets of at least 80% by 2030 and at least 6% per year on a straight-line basis between 2019-2030 (on track to reach zero by 2035)	X

In 2021 AEP announced a goal to achieve net zero carbon emissions by 2050 and an updated interim goal to reduce carbon emissions by 80% from a 2000 baseline.[7] Despite AEP’s updated goal, the company’s 2.5% per year decarbonization rate[8] remains well below the 6% per year necessary to reach net zero emissions by 2035.[9] AEP’s reduction targets apply only to its scope 1 emissions,[10] excluding emissions associated with scope 2 and 3 emissions, including power purchased for resale and customers’ use of fossil gas from AEP’s gas distribution business. Notably, AEP appears to undercount owned scope 1 emissions from two of its coal-fired plants in its 2020 reporting. AEP owns a 43.47% ownership stake in an entity called the Ohio Valley Electric Corporation (OVEC).[11] AEP’s stake is by far the largest equity stake in OVEC, which is owned by a consortium of utilities.[12] Despite its ownership stake, AEP categorized carbon emissions from the OVEC coal-fired plants under “purchased power,” excluding these emissions from the scope of the company’s net zero commitments.[13] Purchased power comprised 12.6% of AEP’s total CO2 emissions in 2020.[14] Recently, investor-owned utilities such as Duke Energy [15] and Dominion Energy[16] have expanded their net zero goals to include certain scope 2 and 3 emissions including emissions from power purchased for resale and customers’ use of fossil gas from their gas distribution businesses.

Capital allocation and investment plans

Firm plan to phase out coal by 2030	X
No investment in new gas generation	—

AEP expects to reduce its coal generation capacity by 5,313 MW from 2022-2028.[17] However, in 2030 coal generation will still provide 19% of the company’s net maximum capacity.[18] Though AEP has committed to transforming its generation fleet to ~50% renewables by 2030 as a percent of capacity,[19] the company lists “increased use of natural gas” as part of its carbon emissions reduction strategy.[20] Notably, AEP’s plans include approximately 1,000MW of new gas generation between now and 2030.[21] Fossil fuel gas is projected to provide 19% of the company’s net maximum capacity in 2030.[22]

Policy influence

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

InfluenceMap scored AEPs climate policy engagement in the “D” performance band and the company is considered to be “generally lobbying against US policy on climate change.”[23] Most recently, AEP was cited as the most vocal opponent of the Clean Electricity Performance Program, which sought to rapidly reduce emissions from the U.S. electricity sector, and conducted significant lobbying to weaken the program.[24]

Conclusion: AEP has failed to set adequate net zero by 2050 targets, make the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C pathway, and ensure alignment of policy influence activities. Therefore, we recommend that shareholders vote AGAINST Chair and Chief Executive Officer Nicholas K. Akins (Item 1.01) and Lead Director Sara Martinez Tucker (Item 1.11) at the company’s annual meeting on April 26, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.[25] According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.[26] The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.[27]

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.[28]

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting guide: Electric power generation

Electric power production is responsible for nearly one-third of energy-related carbon emissions[29] in the United States. The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,[30] and their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

While power generation globally has made some progress[31] towards decarbonization, falling emissions intensity of electricity production has yet to be matched by reductions in absolute emissions. Given the substantial increase in electricity production that will be required to decarbonize and electrify sectors such as transportation and buildings, reductions in the emissions intensity of electricity will not deliver the emissions reductions needed to limit warming to 1.5°C.

Target setting

According to the IPCC,[32] decarbonization of the power sector globally by no later than 2050 is a robust feature of all modeled pathways aligned with limiting warming to 1.5°C. In 2021, the IEA released its Net Zero by 2050[33] Scenario, which requires emissions from electricity production in OECD countries to reach zero by 2035. The Global Sector Strategy[34] for investor coalition Climate Action 100+ reiterates that investors expect that emissions from electricity generation should reach net zero by 2040 globally and by 2035 in advanced economies.

While accelerated timelines for decarbonization of electric power are now well-accepted, the base level requirement for utilities and their boards is to make commitments to reduce their emissions to net zero no later than 2050. In assessing the credibility and robustness of net zero targets, investors should consider whether a target includes all relevant Scope 1, 2, and 3 emissions company-wide. For utilities, this includes emissions not only from electricity directly generated by assets they own, but also emissions from purchased and resold power, and for combined gas-electric utilities, emissions from customer use of fossil gas. Investors should also take into account whether the utility has plans to eliminate the upstream methane emissions from gas used in power production or by its customers.

In addition to the base level requirement, in order to be aligned with the IEA's Net Zero by 2050 Scenario, interim targets and milestones are necessary. Such interim targets and milestones should prioritize accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. This is underscored by the IEA’s report on Achieving Net Zero Electricity Sectors in G7 Members, which requires emissions reductions of 76% or higher to be achieved by 2030 in G7 countries from 2019 levels under its Net Zero by 2050 scenario,[35] with average reductions in the order of 6% per year between now and 2035.[36]

Finally, robust net zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid having to make short-term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of utilities’ plans. The Science Based Targets Initiative currently only allows for small amounts of emissions after net zero to be mitigated with carbon removal;[37] any other investment into mitigation is encouraged but not a substitute for lowering a company's own emissions.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicators 1-4[38]
●	Science-Based Targets Initiative,[39] Companies list[40] and Sector Guidance[41]
●	CDP (formerly Carbon Disclosure Project),[42] search company survey responses

Capital Allocation

Investors must have confidence that utilities are making the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C future. According[43] to multiple[44] studies,[45] U.S. power producers must phase out the use of coal generation by 2030 in order to stay on track to limit warming to 1.5°C. The IEA’s Net Zero by 2050 Scenario[46] indicates all unabated coal generation must be phased out completely by 2030 in OECD countries.

Further research indicates that the cost to operate 74% of existing coal generation capacity exceeds the cost to replace it with wind and solar generation. By 2025, 86% of the coal generation capacity will be cheaper to replace[47] with renewables. For regulated utilities,[48] these additional costs will be borne by shareholders if utilities are unable to convince regulators to pass on those costs to consumers, creating substantial stranded asset risk for investors.

One study by researchers at UC Berkeley found that the U.S. electricity grid could reach 90% clean energy nationally[49] with no need for any additional fossil gas generation plants by 2035. According to Deloitte, existing gas generation capacity “accounts for most of the undepreciated value of US fossil fuel capacity,”[50] making it the largest source of potential stranded asset risk to utilities and their investors. Any future for gas generation beyond 2050[51] will only be possible with carbon capture, utilization and storage, a technology that does not fully abate emissions, does not account for upstream methane emissions, and is currently cost-prohibitive. In addition, increasing prices and volatility[52] in the global gas market make investments in more gas generation a potentially risky long-term bet. In assessing the alignment of capital allocation plans with limiting warming to 1.5°C, investors should consider whether utilities are planning for no investment in new gas generation.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicator 6[53]
●	Carbon Tracker,[54] Company Profiles: Utilities[55]
●	Sierra Club, Dirty Truth report[56] and Data Dashboard[57]

Policy Influence

Utilities must fully align their policy influence activities, including political spending and lobbying activities, with the policy settings required to accelerate sector-wide emissions reduction on a timeline necessary to limit warming to 1.5°C. Utilities must provide full disclosure of all political and lobbying spending to allow investors to assess this alignment. Finally, utilities must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations. With efforts under way at the federal level in the U.S.[58] to provide additional policy support to electric power decarbonization, utilities must not be engaged in efforts to delay or hinder those policy advances.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicator 7[59]
●	Influence Map,[60] List of companies and influencers[61]
●	Energy and Policy Institute[62]

Summary Table

TARGET SETTING	1.1	Net zero commitment by no later than 2050 for power production
	1.2	Net zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Robust interim targets of at least 80% by 2030 or at least 6% per year on a straight-line basis between 2019-2030 (on track to reach zero by 2035)
CAPITAL ALLOCATION	2.1	Firm plan to phase out coal by 2030
	2.2	Limited investment in new gas generation planned
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

[1] MJBradley, “Emissions Data Charts”, https://www.mjbradley.com/content/emissions-benchmarking-emissions-charts accessed Apr 1, 2022

[2] MJBradley, “Generation Data Charts,” https://www.mjbradley.com/content/emissions-benchmarking-generation-charts accessed Apr 1, 2022

[3] AEP, EEI ESG/Sustainability Report, 2021, http://aepsustainability.com/performance/docs/2021-EEI-ESGSustainabilityReportforInvestors_Carbon_8-9-21.pdf calculated using data figures at p.12

[4] Climate Action 100+, “Companies”, https://www.climateaction100.org/whos-involved/companies/

[5] U.S. Energy Information Agency, “(FAQs) What are U.S. energy-related carbon dioxide emissions by source and sector?” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed Mar 23, 2022

[6] MJBradley, Benchmarking Air Emissions, July 2020, https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2020.pdf, p. 3 and p. 7.

[7] AEP, EEI ESG/Sustainability Report, 2021, http://aepsustainability.com/performance/docs/2021-EEI-ESGSustainabilityReportforInvestors_Carbon_8-9-21.pdf p. 4

[8] Pomerantz and Kasper, “Many U.S. electric utilities plan slow decarbonization over next decade, out of sync with Biden plan”, Energy and Policy Institute, https://www.energyandpolicy.org/utilities-carbon-goal-biden-climate-plan/ see Utility Emissions, Feb 2022: Decarbonization Pace Data table

[9] IEA, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 38

[10] AEP, CDP Climate Change Questionnaire, 2021, http://www.aepsustainability.com/performance/docs/2021CDPClimateSurvey.pdf p. 27

[11] Ohio-Valley Electric Corporation, Annual Report, 2020, https://www.ovec.com/FinancialStatements/AnnualReport-2020-Signed.pdf

[12] Ohio-Valley Electric Corporation, Annual Report, 2020, https://www.ovec.com/FinancialStatements/AnnualReport-2020-Signed.pdf

[13] Pomerantz and Kasper, “Many U.S. electric utilities plan slow decarbonization over next decade, out of sync with Biden plan”, Energy and Policy Institute, https://www.energyandpolicy.org/utilities-carbon-goal-biden-climate-plan/ see “AEP deceptively scrubs its emissions accounting of an equity in OVEC coal plants”

[14] AEP, EEI ESG/Sustainability Report, 2021, http://aepsustainability.com/performance/docs/2021-EEI-ESGSustainabilityReportforInvestors_Carbon_8-9-21.pdf calculated using data figures 5.2.2.1 and 5.3.2.1, p.14

[15] Duke Energy, Duke Energy expands clean energy action plan, https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan, accessed Mar 1, 2022

[16] Dominion Energy, Dominion Energy Broadens Net Zero Commitments, https://news.dominionenergy.com/2022-02-11-Dominion-Energy-Broadens-Net-Zero-Commitments, accessed Mar 1, 2022

[17] AEP, Feb/Mar Investor Meetings presentation, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/Feb_MarchInvestorMeetings_MSBofA02-28-22.pdf p. 11

[18] AEP, Feb/Mar Investor Meetings presentation, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/Feb_MarchInvestorMeetings_MSBofA02-28-22.pdf p. 10

[19] AEP, Feb/Mar Investor Meetings presentation, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/Feb_MarchInvestorMeetings_MSBofA02-28-22.pdf p. 12

[20] AEP, Feb/Mar Investor Meetings presentation, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/Feb_MarchInvestorMeetings_MSBofA02-28-22.pdf p. 36

[21] AEP, Feb/Mar Investor Meetings presentation, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/Feb_MarchInvestorMeetings_MSBofA02-28-22.pdf p. 13 see “Note”

[22] AEP, Feb/Mar Investor Meetings presentation, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/Feb_MarchInvestorMeetings_MSBofA02-28-22.pdf p. 10

[23] Influence Map, “American Electric Power” https://lobbymap.org/company/American-Electric-Power, accessed Mar 1, 2022

[24] Smyth and Anderson, “Do major investors support American Electric Power’s lobbying against President Biden’s clean energy plan?”, Energy and Policy Institute, Sep 30, 2021, https://www.energyandpolicy.org/do-major-investors-support-american-electric-powers-lobbying-against-president-bidens-clean-energy-plan/

[25] IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

[26] International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

[27] IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

[28] Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

[29] U.S. Energy Information Agency, “FAQs: What are U.S. energy-related carbon dioxide emissions by source and sector?,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11

[30] MJBradley & Associates, Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2020.pdf p. 9

[31] IIGCC as part of Climate Action 100+, GLOBAL SECTOR STRATEGIES: INVESTOR INTERVENTIONS TO ACCELERATE NET ZERO ELECTRIC UTILITIES, Oct 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf p. 26

[32] IPCC, Special Report: GLOBAL WARMING OF 1.5 º Summary for Policy Makers, https://www.ipcc.ch/sr15/chapter/spm/ p. C1

[33] International Energy Agency, Net Zero by 2050 A Roadmap for the Global Energy Sector,

https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf p. 20

[34] IIGCC as part of Climate Action 100+, GLOBAL SECTOR STRATEGIES: INVESTOR INTERVENTIONS TO ACCELERATE NET ZERO ELECTRIC UTILITIES, Oct 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf p. 10

[35] IEA, Achieving Net Zero Electricity Sectors in G7 Members,

https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 92

[36] IEA, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 38

[37] Science Based Targets, “Science-Based Net-Zero Targets: ‘Less Net, more Zero’,” https://sciencebasedtargets.org/blog/science-based-net-zero-targets-less-net-more-zero

[38] Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/

[39] Science Based Targets, SETTING 1.5°C-ALIGNED SCIENCE-BASED TARGETS: QUICK START GUIDE FOR ELECTRIC UTILITIES, June 2020, https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf

[40] Science Based Targets, “Companies Taking Action” https://sciencebasedtargets.org/companies-taking-action

[41] Science Based Targets, “Sector Guidance” https://sciencebasedtargets.org/sectors

[42] CDP, https://www.cdp.net/en

[43] James H. Williams et al., “Carbon-Neutral Pathways for the United States,” Advancing Earth and Space Science, https://agupubs.onlinelibrary.wiley.com/doi/epdf/10.1029/2020AV000284, 2021, p. 20

[44] Eric Larson et al., “Net-Zero America: Potential Pathways, Infrastructure, and Impacts,” Princeton University, October 21, 2021, https://www.dropbox.com/s/ptp92f65lgds5n2/Princeton%20NZA%20FINAL%20REPORT%20%2829Oct2021%29.pdf?dl=0 p. 29

[45] Climate Analytics, Global and regional coal phase-out requirements of the Paris Agreement: Insights from the IPCC Special Report on 1.5°C, Sep 2019 https://climateanalytics.org/media/report_coal_phase_out_2019.pdf at “key messages”,

[46] IEA, Net Zero by 2050 A Roadmap for the Global Energy Sector, October 2021,

https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf p. 20

[47] ERIC GIMON et al., “THE COAL COST CROSSOVER: ECONOMIC VIABILITY OF EXISTING COAL COMPARED TO NEW LOCAL WIND AND SOLAR RESOURCES,” Energy Innovation, Mar 2019, https://energyinnovation.org/wp-content/uploads/2019/03/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL.pdf p. 1

[48] ERIC GIMON et al., “THE COAL COST CROSSOVER: ECONOMIC VIABILITY OF EXISTING COAL COMPARED TO NEW LOCAL WIND AND SOLAR RESOURCES,” Energy Innovation, Mar 2019, https://energyinnovation.org/wp-content/uploads/2019/04/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL2.pdf p. 11

[49] Goldman School of Public Policy, “2035 THE REPORT: PLUMMETING SOLAR, WIND, AND BATTERY COSTS CAN ACCELERATE OUR CLEAN ELECTRICITY FUTURE,” University of California Berkeley, June 2020, http://www.2035report.com/wp-content/uploads/2020/06/2035-Report.pdf?hsCtaTracking=8a85e9ea-4ed3-4ec0-b4c6-906934306ddb%7Cc68c2ac2-1db0-4d1c-82a1-65ef4daaf6c1 p. 25

[50] Stanley Porter et al., “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” Deloitte, Sep 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

[51] Stanley Porter et al., “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” Deloitte, Sep 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

[52] ANNE-SOPHIE CORBEAU, “The Global Energy Crisis: Implications of Record High Natural Gas Prices,” Columbia SIPA Center on Global Energy Policy, Oct 20, 2021, https://www.energypolicy.columbia.edu/research/commentary/global-energy-crisis-implications-record-high-natural-gas-prices

[53] Climate Action 100+, Companies, https://www.climateaction100.org/whos-involved/companies/

[54] Carbon Tracker Initiative, https://carbontracker.org/

[55] Carbon Tracker Initiative, “Company profiles,” https://carbontracker.org/company-profiles/

[56] Sierra Club, The Dirty Truth About Utility Climate Pledges, https://coal.sierraclub.org/the-problem/dirty-truth-greenwashing-utilities

[57] John Romankiewicz, Utility Dashboard, https://public.tableau.com/app/profile/john.romankiewicz/viz/Utilitydashboard/Story1

[58] Yvonne McIntyre & Derek Murrow, “House Proposes Strong Clean Electricity Performance Program,” NRDC, Sep 14, 2021, https://www.nrdc.org/experts/yvonne-mcintyre/house-proposes-strong-clean-electricity-performance-program

[59] Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/

[60] InfluenceMap, https://influencemap.org/index.html

[61] LobbyMap, “Company Profiles,” https://lobbymap.org/filter/List-of-Companies-and-Influencers#1

[62] Energy and Policy Institute, https://www.energyandpolicy.org/